Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2026 and 2025 (unaudited)
Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2026	2025	2026	2025
	Notes	$	$	$	$
Revenues	14	103,368	124,292	208,418	248,450
Cost of revenues	10	70,899	81,512	144,058	165,877
Gross margin		32,469	42,780	64,360	82,573

Operating expenses
Selling, general and administrative expenses	10	25,240	31,296	53,578	61,869
Business acquisition, integration and reorganization costs recovery	11	(3,421)	(3,885)	(2,660)	(1,838)
Depreciation	10	727	978	1,355	2,043
Amortization of intangibles		3,190	5,317	6,329	10,272
Impairment of goodwill and intangibles	4	30,400	38,028	30,400	38,028
Foreign exchange (gain) loss		(326)	(469)	(1,253)	697
		55,810	71,265	87,749	111,071
Operating loss		(23,341)	(28,485)	(23,389)	(28,498)
Net financial expenses	12	2,378	2,126	4,668	4,966
Share of earnings of an associate		(171)	—	(4)	—
Loss before income taxes		(25,548)	(30,611)	(28,053)	(33,464)
Income tax (recovery) expense
Current		360	486	1,503	788
Deferred		(884)	(136)	(2,111)	(3,476)
		(524)	350	(608)	(2,688)
Net loss		(25,024)	(30,961)	(27,445)	(30,776)

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		18	991	687	(1,374)
		18	991	687	(1,374)
Comprehensive loss		(25,006)	(29,970)	(26,758)	(32,150)

Basic and diluted loss per share	9	(0.26)	(0.32)	(0.29)	(0.31)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2026	2026
	Notes	$	$
Assets
Current assets
Cash		15,346	12,833
Accounts receivable and other receivables	3	71,164	76,489
Unbilled revenues		39,275	32,077
Tax credits receivable		7,535	8,330
Prepaids		7,542	8,514
		140,862	138,243
Non-current assets
Tax credits receivable		8,271	13,963
Other assets		890	1,040
Property and equipment		3,527	3,660
Right-of-use assets		4,986	2,584
Intangibles		49,470	55,316
Deferred tax assets		5,241	5,274
Investment in an associate		2,505	2,501
Goodwill	4	130,722	159,377
		346,474	381,958

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		63,433	74,717
Deferred revenues		19,964	22,360
Current portion of lease liabilities		1,896	1,586
Current portion of long-term debt	6	8,475	8,478
Current portion of contingent consideration	5	—	3,185
		93,768	110,326
Non-current liabilities
Contingent consideration	5	—	2,704
Long-term debt	6	123,288	112,418
Lease liabilities		6,071	4,235
Deferred tax liabilities		7,458	9,584
		230,585	239,267
Shareholders' equity
Share capital	7	307,616	307,959
Deficit		(212,753)	(186,869)
Accumulated other comprehensive income		6,765	6,078
Contributed surplus		14,261	15,523
		115,889	142,691
		346,474	381,958

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2026		96,867,123	307,959	(186,869)	6,078	15,523	142,691
Net loss		—	—	(27,445)	—	—	(27,445)
Other comprehensive income		—	—	—	687	—	687
Total comprehensive loss		—	—	(27,445)	687	—	(26,758)
Share-based compensation	8	—	—	—	—	(197)	(197)
Share-based compensation granted on business acquisitions	8	—	—	—	—	399	399
Shares purchased for cancellation	7	(101,570)	(343)	196	—	—	(147)
Cash settlement of RSUs issued as share-based compensation	8	—	—	140	—	(239)	(99)
Forfeiture and cancellation of PSUs		—	—	1,225	—	(1,225)	—
Total distributions to, and contributions by, shareholders		(101,570)	(343)	1,561	—	(1,262)	(44)
Balance as at September 30, 2026		96,765,553	307,616	(212,753)	6,765	14,261	115,889

Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net loss		—	—	(30,776)	—	—	(30,776)
Other comprehensive loss		—	—	—	(1,374)	—	(1,374)
Total comprehensive loss		—	—	(30,776)	(1,374)	—	(32,150)
Share-based compensation		—	—	—	—	2,078	2,078
Share-based compensation granted on business acquisitions		—	—	—	—	928	928
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition		622,420	1,966	—	—	(1,966)	—
Issuance of Multiple Voting Shares from exercise of stock options		52,632	178	—	—	(78)	100
Shares purchased for cancellation		(30,345)	(103)	53	—	—	(50)
Shares purchased for settlement of RSUs		(78,486)	(266)	71	—	—	(195)
Delivery of Subordinate Voting Shares upon settlement of RSUs		78,486	188	—	—	(248)	(60)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Total contributions by, and distributions to, shareholders		644,707	1,963	833	—	(448)	2,348
Balance as at September 30, 2025		99,949,807	318,648	(185,018)	6,624	14,500	154,754

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2026	2025	2026	2025
	Notes	$	$	$	$
Operating activities
Net loss		(25,024)	(30,961)	(27,445)	(30,776)
Adjustments for:
Depreciation and amortization		3,917	6,295	7,684	12,315
Change in fair value of contingent consideration	11	(5,881)	(4,172)	(5,881)	(4,172)
Net financial expenses	12	2,378	2,126	4,668	4,966
Share-based compensation	8	(98)	962	1,468	3,006
Unrealized foreign exchange (gain) loss		(113)	(39)	(708)	737
Realized foreign exchange gain on repayment of long-term debt		(6)	(418)	(38)	(457)
Impairment of goodwill and intangibles	4	30,400	38,028	30,400	38,028
Loss on disposal of assets and lease modification	10,11	—	—	—	245
Share of earnings of an associate		(171)	—	(4)	—
Cash settlement of RSUs	8	(99)	—	(99)	—
Deferred taxes		(884)	(136)	(2,111)	(3,476)
		4,419	11,685	7,934	20,416
Changes in non-cash working capital items	13	(3,476)	(10,630)	(11,775)	(23,535)
Net cash from (used in) operating activities		943	1,055	(3,841)	(3,119)

Investing activities
Additions to property and equipment		(286)	(212)	(608)	(624)
Additions to intangibles		(106)	(32)	(132)	(97)
Business acquisitions, net of cash acquired		—	—	—	(9,494)
Business divestiture	3	2,855	—	2,855	—
Net cash from (used in) investing activities		2,463	(244)	2,115	(10,215)

Financing activities
Advances on the Credit Facility, net of related transaction costs		4,996	15,000	22,673	43,385
Repayment of the Credit Facility		(3,756)	(10,254)	(8,164)	(16,654)
Repayment of balance of purchase price payable		—	(4,262)	(5,180)	(4,262)
Repayment of other long-term debt		—	(88)	(29)	(175)
Repayment of lease liabilities, including lease termination costs		(423)	(899)	(858)	(2,265)
Withholding taxes paid pursuant to the settlement of RSUs		—	—	—	(60)
Exercise of stock options		—	—	—	100
Shares purchased for settlement of RSUs		—	—	—	(195)
Shares purchased for cancellation	7	—	(50)	(147)	(50)
Financial expenses paid	12	(2,124)	(1,736)	(4,105)	(4,264)
Net cash (used in) from financing activities		(1,307)	(2,289)	4,190	15,560

Effect of exchange rate changes on cash		33	203	49	(373)
Net change in cash		2,132	(1,275)	2,513	1,853
Cash, beginning of period		13,214	19,084	12,833	15,956
Cash, end of period		15,346	17,809	15,346	17,809
Cash paid (included in cash flow from (used in) operating activities)
Income taxes paid		617	431	1,110	1,377

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2026. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2026, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 12, 2026.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.
Segmented Reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other segments. An entity shall disclose separately information about each operating segment or can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds to produce a reportable segment, into one reportable segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
As at April 1, 2026, as a result of the integration of recent business acquisitions and a business divestiture, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure and how management assesses performance of the business and allocates resources. Under the new structure, the Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Information for the comparative period has been restated to also present the new segment structure (note 14).
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2027
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 are effective for annual periods beginning on or after January 1, 2026. The adoption of these standards, on April 1, 2026, was applied prospectively, in accordance with the respective transition provisions. The adoption of these standards did not have an impact on the Company’s interim condensed consolidated financial statements for the periods ended September 30, 2026.
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	September 30,	March 31,
	2026	2026
	$	$
Trade accounts receivable	70,265	72,594
Other receivables (a)	899	3,895
	71,164	76,489

(a) Other receivables include a note receivable from an associate of $351,000 (US$247,000; March 31, 2026 - $3,277,000 (US$2,361,000)) in relation to the sale of U.S.-based Datum Consulting Group, LLC and its International affiliates (“Datum”) as of March 31, 2026.
4. GOODWILL
Starting April 1, 2026, the Company began reporting its financial results under a new segment structure based on a service-based approach compared to its prior geographic approach, as described in note 14. As a result of the realignment, the Company reviewed its cash-generating units ("CGU") and reallocated goodwill as required. The change in CGUs was made immediately after the Company’s last year-end on March 31, 2026, at which time impairment testing was performed for each CGU and it was concluded there was no impairment to goodwill for any CGUs.
Under the new structure, goodwill is monitored within three CGUs: Industry Services and Solutions, EPM and ERP. The Industry Services and Solutions CGU includes the former Canada and France CGUs, the EPM CGU remained unchanged, while the ERP CGU includes the former ERP-US and ERP-CAN CGUs.
The following table shows the individual changes in goodwill up to September 30, 2026, as well as their allocation to the previous CGUs.

As at	September 30, 2026
	Canada	France	Industry Services and Solutions	EPM (a)	ERP-US	ERP-CAN	ERP	Total
	$	$	$	$	$	$	$	$
Beginning balance	51,905	146	—	26,891	65,773	14,662	—	159,377
Reallocation of goodwill	(51,905)	(146)	52,051	—	(65,773)	(14,662)	80,435	—
Impairment loss	—	—	(30,400)	—	—	—	—	(30,400)
Foreign currency translation adjustment	—	—	—	507	—	—	1,238	1,745
Net carrying amount	—	—	21,651	27,398	—	—	81,673	130,722

(a) The EPM CGU was formerly known as EPM-US.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. GOODWILL (CONT’D)

As at	March 31, 2026
	Canada	France	EPM-US	ERP-US	ERP-CAN	Datum Services (b)	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	143	10,196	67,893	—	10,108	14,662	181,407
Allocation (a)	—	—	—	—	14,662	—	(14,662)	—
Business acquisition	—	—	16,784	—	—	—	—	16,784
Impairment loss	(26,500)	—	—	—	—	(9,723)	—	(36,223)
Foreign currency translation adjustment	—	3	(89)	(2,120)	—	(385)	—	(2,591)
Net carrying amount	51,905	146	26,891	65,773	14,662	—	—	159,377

(a) During the year ended March 31, 2026, upon completion of the purchase price allocation, the Company allocated the goodwill from the acquisition of XRM Vision Inc. and all of its affiliates (“the XRM Acquisition”) to the ERP-CAN CGU for the purpose of impairment testing.
(b)Formerly known as Industry Solutions.
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended September 30, 2026, management concluded that profitability targets not being achieved for the Industry Services and Solutions CGU constituted an indication of impairment. Consequently, management performed an impairment test for the Industry Services and Solutions CGU. In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of the Industry Services and Solutions CGU was determined based on the value-in-use. The value-in-use calculations covered a forty-two months forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows is determined by applying a suitable pre-tax weighted average cost of capital (“WACC”) reflecting current market assessments of the time value of money and the CGU-specific risks.
Key assumptions used in the impairment testing of the Industry Services and Solutions CGU are as follows:

As at	September 30,	March 31,
	2026	2026
	%	%
Pre-tax WACC	16.8	14.9
Compounded annual growth rate for the forecast period	2.2	4.9
Long-term growth rate of net operating cash flows (a)	2.0	2.0

(a) The long-term growth rate is based on published industry research.
As a result of the impairment tests performed, management concluded that the recoverable amount of the Industry Services and Solutions CGU was less than its carrying amount, resulting in an impairment of goodwill of $30,400,000 for the three and six months ended September 30, 2026.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. GOODWILL (CONT’D)
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, assuming all other variables remain constant, would have the following effects on the net earnings:

As at	September 30, 2026
	Increase	Decrease
	$	$
Industry Services and Solutions
After-tax WACC (1% movement (100 basis points))	(10,680)	12,980
Long-term growth rate of net operating cash flows (1% movement (100 basis points))	9,210	(7,650)

Furthermore, a decrease of 5% of the forty-two months forecasts would result in the increase of impairment in the amount of $7,100,000 for the Industry Services and Solutions CGU.
5. CONTINGENT CONSIDERATION
The following table presents information concerning contingent consideration activity for the period:

As at	September 30,	March 31,
	2026	2026
	$	$
Beginning balance as at April 1	5,889	5,359
Business acquisition	—	2,534
Change in fair value (note 11)	(5,881)	(2,088)
Foreign currency translation adjustment	(8)	84
	—	5,889
Current portion of contingent consideration	—	3,185
	—	2,704

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	September 30,	March 31,
	2026	2026
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	101,997	86,262
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of $5,175,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 on December 1, 2026 and $1,725,000 on December 1, 2027	4,983	4,795
Balance of purchase price payable with a nominal value of US$3,760,000 ($5,336,000) (March 31, 2026 - US$7,520,000 ($10,475,000)), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,336,000), maturing on May 31, 2027	5,069	9,959
Other debt	—	29
Unamortized transaction costs (net of accumulated amortization of $441,000 (March 31, 2026 - $325,000))	(286)	(149)
	131,763	120,896
Current portion of long-term debt	8,475	8,478
	123,288	112,418

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at the lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As at September 30, 2026, the weighted average effective interest rate was 5.82% (March 31, 2026 - 5.53%). As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits.
The Credit Facility matures on April 1, 2029 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at September 30, 2026, the amount outstanding under the Credit Facility includes $50,098,000 (March 31, 2026 - $47,362,000) payable in U.S. dollars (US$35,300,000; March 31, 2026 - US$34,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,838,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at September 30, 2026.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. The loans bear variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios. As at September 30, 2026, the effective interest rate was 7.66% (March 31, 2026 - 7.66%).
(a)(b) Under the terms of the Credit Facility and the subordinated unsecured loans, the Company is required to maintain certain financial covenants which are measured on a quarterly basis. The Company was in compliance with all of its financial covenants as at September 30, 2026 and March 31, 2026.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares (b)
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2026	89,540,243	302,957	7,326,880	5,002
Shares purchased for cancellation	(101,570)	(343)	—	—
Ending balance as at September 30, 2026 (a)	89,438,673	302,614	7,326,880	5,002

(a) Includes 1,149,702 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.
(b) “Multiple Voting Shares” refer to Class B multiple voting shares.
During the six months ended September 30, 2026, the following transaction occurred:
•101,570 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $147,000 and a carrying value of $343,000. The excess of the carrying value over the purchase price was recorded as a reduction to deficit.
8. SHARE-BASED COMPENSATION
Stock options
The following table presents information concerning the outstanding stock options for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2026	2,980,892	3.37
Forfeited	(3,750)	3.25
Expired	(71,250)	3.33
Outstanding and exercisable as at September 30, 2026 (a)	2,905,892	3.37

(a) Includes 200,000 stock options available to purchase Multiple Voting Shares at a weighted average exercise price of $3.38 with a weighted average exercise period of 0.31 year as at September 30, 2026.
Deferred Share Units (“DSUs”)
As at September 30, 2026, there are 1,762,817 DSUs outstanding, of which 1,318,292 DSUs were issued under the long-term incentive plan (“LTIP”) and 444,525 DSUs were issued under the share unit plan (“SUP”).
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2026	3,158,953
Forfeited	(94,581)
Settled	(103,749)
Ending balance as at September 30, 2026	2,960,623

As at September 30, 2026, all 2,960,623 RSUs were issued under the SUP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2026	3,794,443
Forfeited	(1,146,913)
Ending balance as at September 30, 2026	2,647,530

As at September 30, 2026, included in the 2,647,530 PSUs are 1,252,766 PSUs issued under the LTIP and 1,394,764 PSUs issued under the SUP.
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Stock options	—	(8)	13	50
Share purchase plan – employer contribution	294	342	597	670
Share-based compensation granted on business acquisitions	200	185	399	928
DSUs	—	178	—	391
RSUs	719	428	1,501	982
PSUs	(1,017)	179	(445)	655
	196	1,304	2,065	3,676

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. LOSS PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net loss	(25,024)	(30,961)	(27,445)	(30,776)

Weighted average number of Shares outstanding - basic and diluted (a) (b)	95,615,851	98,255,269	95,631,947	97,920,902
Basic and diluted loss per share	(0.26)	(0.32)	(0.29)	(0.31)

(a) “Shares” include the Subordinate Voting Shares and Multiple Voting Shares.
(b) The weighted average number of basic Shares calculation for the three and six months ended September 30, 2026 excludes 1,149,702 (2025 - 1,724,553) Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the three and six months ended September 30, 2026 and 2025, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in note 8 granted under the LTIP, and the Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
10. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	90,320	105,523	185,495	213,084
Tax credits (a)	(1,018)	(1,579)	(2,076)	(3,060)
Licenses and telecommunications	2,705	3,392	5,337	6,699
Professional fees	1,544	2,766	3,381	5,370
Other expenses	2,588	2,706	5,499	5,616
Loss on disposal of assets and lease modification	—	—	—	37
Depreciation of property and equipment	386	503	755	963
Depreciation of right-of-use assets	341	475	600	1,080
	96,866	113,786	198,991	229,789
Expenses by Function
Cost of revenues	70,899	81,512	144,058	165,877
Selling, general and administrative expenses (b)	25,240	31,296	53,578	61,869
Depreciation	727	978	1,355	2,043
	96,866	113,786	198,991	229,789

(a) Tax credits are included in cost of revenues.
(b) For the three and six months ended September 30, 2026, selling, general and administrative expenses include termination and benefit costs for management personnel of $847,000 (2025 - nil) and $82,000 (2025 - nil) of reversal of share-based compensation expense for forfeited equity instruments.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS RECOVERY
The following table summarizes business acquisition, integration and reorganization costs recovery:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Transaction costs (a)	1,040	23	1,422	924
Integration costs (b)	1,182	264	1,551	987
Reorganization costs, including divestiture costs	238	—	248	423
Change in fair value of contingent consideration (c)	(5,881)	(4,172)	(5,881)	(4,172)
	(3,421)	(3,885)	(2,660)	(1,838)

(a) For the three and six months ended September 30, 2026, transaction costs consist of professional fees incurred, including costs relating to the strategic review announced on July 27, 2026 (2025 - professional fees incurred in relation to business acquisitions).
(b) For the three and six months ended September 30, 2026, integration costs consist mainly of employee benefit costs incurred in relation to the integration of previous business acquisitions. For the three months ended September 30, 2025, integration costs consisted mainly of common area expenses on vacated premises in relation to business acquisitions. For the six months ended September 30, 2025, integration costs consisted mainly of loss on terminated lease previously acquired as part of business combinations, transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions.
(c) For the three and six months ended September 30, 2026, change in fair value of contingent consideration consisted of $5,881,000 gain related to the acquisition of eVerge Interests, Inc. and its subsidiaries (the “eVerge Acquisition”) (2025 - $4,444,000 of unrealized gain related to the XRM Acquisition net of $272,000 of unrealized loss related to the eVerge Acquisition). Those adjustments result from changes in estimate of profitability targets and weighting of scenarios. The contingent consideration is presented within Level 3 of the fair value hierarchy. As at September 30, 2026, final assessments have been concluded for both acquisitions, and no further adjustments will be required.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on long-term debt	1,890	1,491	3,595	3,607
Interest on lease liabilities	88	89	152	186
Amortization of finance costs	63	57	121	114
Interest accretion on balances of purchase price payable	191	333	442	588
Financing fees	179	219	436	602
Interest income	(33)	(63)	(78)	(131)
	2,378	2,126	4,668	4,966

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Accounts receivable and other receivables	(1,214)	(4,181)	3,190	7,283
Unbilled revenues	(5,833)	(2,509)	(6,796)	(10,482)
Tax credits receivable	(208)	(1,579)	6,494	(2,800)
Prepaids	3,346	253	1,068	589
Other assets	75	71	149	141
Accounts payable and accrued liabilities	1,314	(4,798)	(13,257)	(13,858)
Deferred revenues	(956)	2,113	(2,623)	(4,408)
	(3,476)	(10,630)	(11,775)	(23,535)

During the three and six months ended September 30, 2026, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $2,942,000 (2025 - $330,000 and $409,000, respectively).
14. SEGMENT INFORMATION
Starting April 1, 2026, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure. The new structure includes two reportable segments based on two primary areas of service: Enterprise Transformation and Industry Services and Solutions. Operating segments that have met the aggregation criteria have been combined into the two reportable segments.
Enterprise Transformation helps organizations modernize core business systems and adopt AI technologies across the enterprise. Alithya delivers consulting, solution design, implementation, integration, and managed services across leading AI, cloud, and enterprise platforms, including Microsoft, Oracle, and Salesforce. Our expertise spans Enterprise Resource Planning (ERP), Enterprise Performance Management (EPM), Customer Relationship Management (CRM), Human Capital Management (HCM), and Supply Chain Management (SCM), helping clients optimize operations, automate processes, improve decision-making, and support technology adoption and business transformation.
Industry Services and Solutions helps organizations address industry-specific business challenges and achieve broader business transformation through AI, cloud, and digital innovation. Combining sector expertise with strategic consulting, advisory services, business enablement, and hyperscaler cloud migration services across AWS and Microsoft Azure, Alithya guides clients from strategy and planning through implementation, organizational change, and sustained value realization. The emphasis is not on a specific technology platform, but on delivering measurable business outcomes, improving performance, and helping organizations adapt and compete in a rapidly changing market.
Comparatives include a third segment which includes the results of Datum, as those companies have been sold as of March 31, 2026.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)
The Company's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization, foreign exchange (gain) loss and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The accounting policies of each reportable segment are the same as described in note 2. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Company's operations based on reportable segments:

	For the three months ended September 30, 2026
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	64,405	38,963	—	103,368
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	48,966	34,585	—	83,551
Tax credits	(329)	(689)	—	(1,018)
Licenses and telecommunication	1,090	1,087	—	2,177
Other expenses	1,454	1,073	—	2,527
	51,181	36,056	—	87,237
Operating income by segment	13,224	2,907	—	16,131
Head office general and administrative expenses				8,902
Business acquisition, integration and reorganization costs recovery (a)				(3,421)
Foreign exchange gain				(326)
Operating income before depreciation and amortization and impairment of goodwill				10,976
Depreciation and amortization				3,917
Impairment of goodwill (b)				30,400
Operating loss				(23,341)

(a) The change in fair value of the contingent consideration of $5,881,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill relates to the Industry Services and Solutions segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the three months ended September 30, 2025
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	70,805	49,614	3,873	124,292
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	52,622	42,981	2,150	97,753
Tax credits	(210)	(1,369)	—	(1,579)
Licenses and telecommunication	1,110	1,108	746	2,964
Other expenses	1,643	1,236	308	3,187
	55,165	43,956	3,204	102,325
Operating income by segment	15,640	5,658	669	21,967
Head office general and administrative expenses				10,483
Business acquisition, integration and reorganization costs recovery (a)				(3,885)
Foreign exchange gain				(469)
Operating income before depreciation, amortization and impairment of goodwill and intangibles				15,838
Depreciation and amortization				6,295
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,485)

(a) The change in fair value of the contingent consideration of $4,172,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Industry Services and Solutions segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the Datum Services segment.

	For the six months ended September 30, 2026
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	126,964	81,454	—	208,418
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	98,743	72,271	—	171,014
Tax credits	(598)	(1,478)	—	(2,076)
Licenses and telecommunication	2,138	2,146	—	4,284
Other expenses	3,278	2,236	—	5,514
	103,561	75,175	—	178,736
Operating income by segment	23,403	6,279	—	29,682
Head office general and administrative expenses				18,900
Business acquisition, integration and reorganization costs recovery (a)				(2,660)
Foreign exchange gain				(1,253)
Operating income before depreciation and amortization and impairment of goodwill				14,695
Depreciation and amortization				7,684
Impairment of goodwill (b)				30,400
Operating loss				(23,389)

(a) The change in fair value of the contingent consideration of $5,881,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill relates to the Industry Services and Solutions segment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the six months ended September 30, 2025
	Enterprise Transformation	Industry Services and Solutions	Datum Services	Total
	$	$	$	$
Revenues	136,583	103,802	8,065	248,450
Cost of revenues and operating expenses:
Employee compensation and subcontractor costs	101,446	90,943	4,919	197,308
Tax credits	(457)	(2,603)	—	(3,060)
Licenses and telecommunication	2,076	2,177	1,538	5,791
Other expenses	3,114	2,436	582	6,132
	106,179	92,953	7,039	206,171
Operating income by segment	30,404	10,849	1,026	42,279
Head office general and administrative expenses				21,575
Business acquisition, integration and reorganization costs recovery (a)				(1,838)
Foreign exchange loss				697
Operating income before depreciation, amortization and impairment of goodwill and intangibles				21,845
Depreciation and amortization				12,315
Impairment of goodwill and intangibles (b)				38,028
Operating loss				(28,498)

(a) The change in fair value of the contingent consideration of $4,172,000 included in business acquisition, integration and reorganization costs recovery relates to the Enterprise Transformation segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Industry Services and Solutions segment and impairment of goodwill and intangibles in the amount of $9,723,000 and $1,805,000, respectively, relate to the Datum Services segment.
Information about revenues
An analysis of the Company’s revenues from customers for each major contract category is as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	64,172	85,782	131,314	171,854
Enterprise transformation services - fixed-fee arrangements	25,083	20,327	46,886	38,319
Business enablement services - Support revenues	11,368	11,414	24,238	25,672
Business enablement services - Other	2,745	6,769	5,980	12,605
	103,368	124,292	208,418	248,450

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)
Revenues by geographic location
The following table presents total external revenues by geographic location of customers:

	For the three months ended September 30,		For the six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
U.S.	53,873	63,115	106,323	122,601
Canada	42,376	55,243	88,377	114,849
International	7,119	5,934	13,718	11,000
	103,368	124,292	208,418	248,450

Major customer
During the three and six months ended September 30, 2026 and 2025, no customer generated more than 10% of total revenues.
As at September 30, 2026, no customer represented more than 10% of total accounts receivable and other receivables and unbilled revenues (March 31, 2026 - One Canadian customer represented $12,105,000 or 11%).
15. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both September 30, 2026 and March 31, 2026, the Company has determined that the fair value of the Credit Facility, the subordinated unsecured loans and the balances of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended September 30, 2026 and 2025	| 20